July 30, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Heather Percival

Re:	Vapotherm, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-232897

Acceleration Request
Requested Date: August 1, 2019
Requested Time: 4:30 p.m. Eastern Daylight Time

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:30 p.m., Eastern Daylight Time, on August 1, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, As Representatives of the several Underwriters BOFA SECURITIES, INC.

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong Title: Authorized Signatory

[Signature Page to Underwriter Acceleration Request]

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name: Steve Maletzky Title: Partner, Equity Capital Markets

[Signature Page to Underwriter Acceleration Request]